UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-137259 and 333-137259-01

Seagate Technology HDD Holdings

Seagate Technology

(Exact name of registrant as specified in its charter)

P.O. Box 309, Ugland House,

Grand Cayman KY1-1104, Cayman Islands

(345) 949-8066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.375% Senior Notes Due 2011

6.800% Senior Notes Due 2016

(Title of each class of securities covered by this Form)

Seagate Technology HDD Holdings: None

Seagate Technology: Common Shares, par value $0.00001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record of 6.375% Senior Notes Due 2011 as of the certification or notice date: 61

Approximate number of holders of record of 6.800% Senior Notes Due 2016 as of the certification or notice date: 65

Explanatory Note

This Form 15 is being filed with respect to the 6.375% Senior Notes Due 2011 (the “2.375% Senior Notes”) and the 6.800% Senior Notes Due 2016 (together with the 2.375% Senior Notes, the “Notes’) issued by Seagate Technology HDD Holdings (“HDD”).  The Notes are fully and unconditionally guaranteed by Seagate Technology, the sole stockholder of HDD (“Parent”).  Parent will continue to fully and unconditionally guarantee the Notes and will continue to file periodic and current reports with the Securities and Exchange Commission with respect to its common stock issued and outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2010	SEAGATE TECHNOLOGY HDD HOLDINGS

	By:	/s/ PATRICK J. O’MALLEY
		Name:	Patrick J. O’Malley
		Title:	Executive Vice President and
Chief Financial Officer

Date: February 1, 2010	SEAGATE TECHNOLOGY

	By:	/s/ PATRICK J. O’MALLEY
		Name:	Patrick J. O’Malley
		Title:	Executive Vice President and
Chief Financial Officer